

MAIL STOP 3010

August 18, 2009

Robert A. Bourne, Chief Executive Officer
CNL Macquarie Global Income Trust, Inc.
CNL Center at City Commons
450 South Orange Ave.
Orlando, FL 32801

> **Re: CNL Macquarie Global Income Trust, Inc.**
> **Amendment No. 1 to Form S-11**
> **File No. 333-158478**
> **Filed July 30, 2009**

Dear Mr. Bourne:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 7 of our letter dated May 8, 2009. Please tell us the specific exemptions from registration under the 1940 Act that you will rely on and provide a detailed analysis of how you will execute your investment objectives in a manner that is consistent with those exemptions.

2.   Please update the financial statements and financial information to comply with Rule 3-12 of Regulation S-X. Also update your auditor consent as appropriate.

3.   We note the glossary at the end of your prospectus. Please revise the disclosure to ensure that each term also is defined the first time it is used in the prospectus. To the extent you explain these terms elsewhere in the text, please provide a complete definition. For example, we note that your description of the term "Real Estate Asset Value" on page 60 does not reflect the full definition of that term provided on page 185.

Our Conflicts of Interest, page 7

4.   We note your response to comment 4. Your disclosure continues to only quantify the number of other programs your two sponsors are obligated to that have similar investment objectives to you. Please revise to disclose the number of programs that do not have similar investment objectives to you that your sponsors and their affiliates are obligated to or confirm to us that there are no such programs.

Compensation Table, page 9

5.   We note your response to comment 5. We continue to note that the leverage disclosed in the table is 45%. Please revise to disclose the fee amounts assuming the maximum permissible leverage, which appears to be 75% of the aggregate value of your assets. We note the disclosure on page 20.

Who is Macquarie Capital Funds?, page 18

6.   We note that Macquarie Capital Funds manages unlisted funds in the Middle East. Please tell us the specific countries in the Middle East where Macquarie Capital Funds does business.

Management Compensation

Reimbursement of Acquisition Expenses to our advisor, its affiliates and related parties, page 61

7.   We note the disclosure in footnote (4), which states that your advisor has subcontracted substantially all of the services it performs. Please revise to clarify whether reimbursements will include amounts the advisor pays to subcontractors for services that the advisor otherwise would perform under the terms of the Advisory Agreement. Provide similar clarification with respect to reimbursements paid to your Property Manager.

Prior Performance Summary, page 90

8.   We note your response to comment 14. You have disclosed the locations by region as the United States and Canada. Please revise to provide more specificity

about the regions within the United States and Canada where your sponsors' affiliated programs have acquired properties during the last 10 years.

Summary of Redemption Plan, page 134

9.   We note that stockholders with redemption request not fully satisfied must affirmatively make a subsequent request for redemption or their remaining initial request will be deemed cancelled. To the extent that a request is sustained and requires multiple periods to satisfy, please revise to clarify whether the redemption price will be based on the time the request was made or filled.

Annex B

Prior Performance Tables – Macquarie

Table I, page B-4

10.   It appears that the reference to operating expenses in footnote 12 should be offering expenses. Please revise or advise.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Jaime John (202) 551-3446 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Peter E. Reinert, Esq.
        via facsimile (407) 843-4444